February 4, 2022
VIA EDGAR
Ms. Rebecca Marquigny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C. 20549

RE:    Managed Portfolio Series
Files No.: 333-172080; 811-22525

Dear Ms. Marquigny:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, on behalf of Managed Portfolio Series and Quasar Distributors, LLC, hereby request acceleration of the attached Post-Effective Amendment No. 528 to the Registration Statement on Form N-1A under the 1933 Act, filed herewith, such that the Registration Statement will become effective at 10:00 a.m. (Eastern Time) on February 8, 2022, or as soon thereafter as is practicable.

Thank you for your prompt attention to this request for acceleration.

Very truly yours,
Managed Portfolio Series

 /s/ Brian R. Wiedmeyer
By: Brian R. Wiedmeyer
Title: President

Quasar Distributors, LLC

 /s/ Mark Fairbanks
By: Mark Fairbanks
Title: